

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05049017

March 28, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/28/2005

Re: General Electric Company
Incoming letter dated January 28, 2005

Dear Mr. Chevedden:

This is in response to your letter dated January 28, 2005 concerning the shareholder proposal submitted to GE by Helen Quirini. On January 14, 2005, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: Helen Quirini

Ladies and Gentlemen:

This proposal is merely asking for a "policy." The opening paragraph clearly specifies "policy" in two places:
"RESOLVED: Shareholders request that our Board of Directors adopt a *policy*, formalized as corporate governance *policy* or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation." (Emphasis added)

Policy is "an overall plan, principle, or guideline" according to the FindLaw dictionary.
Reference: http://dictionary.lp.findlaw.com/

A policy is a *guiding* principle. According to Merriam-Webster OnLine a policy is "a definite course or method of action selected from among alternatives and in light of given conditions to *guide* and determine present and future decisions." In other words a policy is a *guide* to future decisions. A policy is not a law or a bylaw. (Emphasis added)

Clearly the company has the power to implement this proposal as the policy it explicitly is.

A policy, which is a guide, would not mandate that a chairman maintain his independence at all times but would serve as a encouragement to attain and maintain the criteria specified in the policy or guide. A policy intrinsically allows an opportunity to return to the standard of the policy if there is a temporary deviation.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the shareholder have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Thomas Kim

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, formalized as corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO.

In January 2003 the Conference Board said that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board.

Progress Begins with a First Step

I believe that taking the above RESOLVED step will allow one person to more fully address our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Claudio Gonzalez was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: He is the chairperson of the committee that set executive compensation at Home Depot, which receives a CEO Compensation rating of 'F' by TCL.
- Kenneth Langone was also designated a "problem director" due to his involvement with the New York Stock Exchange board during the tenure of former CEO "Dick" Grasso.
- TCL also gave our company a:
  - "D" in Overall Board Effectiveness.
  - "D" in CEO Compensation.
  - "D" in Problem Directors.
  - "D" in Board Composition.

TCL said, "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."

- The two "problem directors" were also allowed on our key Audit Committee.
- Five directors were allowed to hold from 5 to 10 director seats each – over-extension concern.
- Eleven directors were CEOs – CEO-bias concern.
- 2003 CEO pay of $7 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Plus $16 million in unexercised stock options from previous years.
• If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement to help in strengthening our overall board performance.

Independent Board Chairman
Yes on 3

Notes:

The above format is the format submitted and intended for publication. It is intended that separate line-item bullet points be published as such. Also that headings be respected and not be published as incomplete sentences blended into accompanying text.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.